

November 26, 2013

Via E-mail
Mr. Asher Levy
Chief Executive Officer
Orbotech, Ltd.
Sanhedrin Boulevard
North Industrial Zone
Yavne 81101, Israel

>   **Re: Orbotech, Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No.: 000-12790**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 38

-5(A). Operating Results, page 38

-(c). Critical Accounting Policies and Estimates, page 40

-(ii). Inventory Valuation, page 42

1.   We note your disclosure here, on page F-12, and throughout the filing how you evaluate your inventory for declines in net realizable value. We further note from page 47 that you recorded $14.3 million of write-downs in fiscal 2012 for your FPD product inventory. Please revise future filings to discuss in more detail how you develop certain of your assumptions such as "future demand" and "market conditions" for purposes of

your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past. Please provide us with a sample of your proposed revised future disclosures.

-(iv). Long-lived Assets and Intangible Assets, page 42

2.   We note your disclosure here and throughout the filing related to the significant impairment charges incurred during fiscal 2012 related to your intangible assets as a result of the extended downturn in the FPD industry. Please revise your future filings to disclose additional information regarding your evaluation of long-lived and intangible assets for impairment. Discuss the valuation methodologies you used and how you weighted each methodology. Disclose and where possible quantify any material assumptions used, such as discount rates, growth rates, comparable sales multiples, etc. Finally, discuss the significant management judgments and estimates involved in your evaluation of the recoverability of your long-lived and intangible assets.

-5(B). Liquidity and Capital Resources, page 55

3.   We note your disclosures on page F-37 that you have undistributed earnings related to your foreign subsidiaries, subject to taxes of their country of residence, which you intend to indefinitely reinvest. We also note disclosures at page F-12 that as of December 31, 2012 and 2011, most of your cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. To the extent cash related to undistributed earnings could be considered material to an understanding of your liquidity and capital resources in future periods, such as for repayments of your outstanding debt, please revise your future filings to disclose the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Israel without you incurring Israeli income taxes thereon. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Interpretive Release No. 34-48960 (December 19, 2003).

2012 Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 3 – Inventories, page F-21

4.   We see this Note discloses you have inventory provision balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief